Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

Date: April 9, 2026

PRIVILEGED & CONFIDENTIAL

Matt Miller: The spice giant McCormick is betting on scale, moving to combine with Unilever's food business in a deal aimed at building a global flavor powerhouse. The key question is whether investors will have any appetite.

Dani Burger: Oh boy.

Matt Miller: I know, a lot of puns here. But I’m here for it and for the spices because I love to cook and I spend a lot of my day in the spice aisle at Shoprite. Spend a lot of my day at Shoprite. Joining us now is Brendan Foley, Chairman and CEO of McCormick. Brendan, great to have you. Really appreciate you coming in. Talk to us first about this deal because it is a massive deal and I guess you’ll back into a company that still will have a majority of Unilever shareholders, but you’ll stay on running the business and keep your headquarters.

Brendan Foley: That’s right. This is a combination really focused on growth and value creation. So you have two iconic brand portfolios combining to really create just a preeminent, you know, food company that is all focused on flavor. And so when we look at this, it’s going to be very accretive in the first year, you know, sales, adjusted operating margin, adjusted EPS. And so we really think there is a lot of value creation opportunity here, but it’s also, you know, an opportunity for, you know, McCormick just to continue to have strategic focus on flavor at a global level.

Dani Burger: It does feel a little bit counter to the overall trend of what’s happening with consumer products. Kraft Heinz paused a split but still is looking at it, Keurig Dr Pepper this is moving in the opposite direction. Are they getting something wrong? Why do you think that you’re growing bigger as others are trying to do spinoffs or shrinking and focusing in on various parts of the business?

Brendan Foley: You know, for both Unilever and McCormick, this is about focus and we’re really bringing together a number of brands, again as we said they’re all focused on flavor. And that’s where McCormick’s focus is. And we bring the focus of a food company now to that brand portfolio that we’re combing with, with Unilever, but it is really about focus in both companies.

Matt Miller: So I want to focus on the flavor too. I have a million questions about your products, but I want to ask you first about the deal because the structure is interesting. It is a Reverse Morris Trust. I don't know what that means, but tell us about the mechanics of that and why you decided to do it this way.

Brendan Foley: Well because we combine both companies. You know, think about the size of Unilever, it’s about two thirds of the size of the total combined, and McCormick’s about one third and that’s really the combination that we agreed upon in terms of the proportion for both shareholders. But both shareholders win in this. What they get is a larger food company that’s faster growing with stronger margins and an ability to really kind of really build out globally.

Matt Miller: Well and Unilever is a monster business, but they must have a lot of faith in you and your management team, because otherwise they would obviously replace you.

Brendan Foley: McCormick is the right home for these brands. And when we talked about it, I mean the equity fit, the focus of their portfolio, which has brands like Hellmann’s and Knorr and other brands that are also local favorites combined with McCormick, it’s a really strong fit when you think about the grocery store.

Dani Burger: It is a big project to take on. What becomes sort of the pain points of an acquisition of a deal of a Reverse Morris Trust of this size? What needs to be worked through in the coming months and years?

Brendan Foley: Well the important part is how you plan integration. So we have a very detailed integration plan that we have underway and we have a lot of experience in doing this, though of course not necessarily at this size and scale. But when you look at integration, it is important to define the complexity that you are dealing with, and in this one, think about first you have to separate and then you have to integrate. And right now the separation, I think 80% of the sales of Unilever's food business is already separated, it’s stand alone. Think about the sales organization, manufacturing, R&D. Those are things that kind of come together and kinda reduce execution risk. But also think about market overlap. Now we’re talking about the combining aspect of this. And so we see a lot of overlap opportunities where we’re lifting and shifting great Unilever talent and ways of operating into a combined business.

Dani Burger: Okay how does that work with just making sure that the best talent stays on board? Do they need to move to Baltimore? I mean it’s a great city, I love Baltimore. But maybe you have people like, absolutely no way I am going there.

Brendan Foley: This is a global business and we need people globally.

Matt Miller: I wonder about a couple of trends in the food business that everyone has seen. The private label business, white label business has gotten big. How do you differentiate McCormick from I don’t know, Bowl and Basket or whatever, you know, private label brand is sitting right next to it in the spice aisle?

Brendan Foley: It’s quality in the flavor of our products. So you think about the hot sauce category. Those are flavors that can’t be replicated, and so people are really loyal to them. Think about Cholula or Frank's RedHot. And, in fact, they probably have many hot sauces in their pantry for different purposes. Go over to herbs and spices, I mean, if you compare sort of a cumin to a cumin, you know we have a very unique sourcing strategy that is really, we go all the way to the source and we have a chain of custody from the farm. We work with over 54,000 smallholder farmers, and so we know exactly what that product is and it prevents its adulteration, and makes sure we have the right spec behind everything we have. So it is quality in the jar that is the big differentiator versus everything else because we have a very unique sourcing strategy.

Dani Burger: I think there is this fear that consumers already having dealt with a lot of inflation and are dealing with it even more acutely as gasoline prices go up. Have you seen any changes to consumer behavior over the past month?

Brendan Foley: You know, I would not say over the past month, it’s really been over the last couple of years. There’s a real intersection with the need for value and also health and wellness. And consumers aren’t going to give up on looking for both of those. So we put a lot of focus around that in the first couple of years that I’ve been CEO. And really make sure we have our price points right at shelf, we’re working a lot with our retail, you know, partners to make sure we grow categories when we think about volume growth. That’s been a big focus of ours. If you look at the performance of McCormick and Unilever Foods over the last two to three years, we are one of the few companies that have been doing that because we think we’re hitting that cross-section of value and health and wellness.

Matt Miller: I want to get into mayonnaise a little bit because I grew up in Bexley, Ohio. My grandmother would make us peanut butter and mayonnaise sandwiches.

Dani Burger: Oh, I don’t know how I feel about that.

Matt Miller: It’s delicious. But she would not have used anything other than Hellmann’s. And as a result, I never will try Mike’s Amazing Lemonade or Duke's Mayonnaise or whatever Kewpie is, this Japanese mayonnaise. But other people are increasingly starting to branch out. And there’s also like a hyper-local foods trend that’s picking up. How do you look at this category, this all-important category of mayonnaise?

Brendan Foley: Well, when you look at categories like this, where you have big, legacy, you know, sort of iconic brand names like Hellmann’s or like McCormick. Those are important to consumers. But consumers also like to explore with flavor, they like to try new things. We understand this world of flavor a lot. And, you know, you have to continue to be relevant and you have to bring in innovation. You have to bring in new flavors. You have to think about, you know, how does heat apply? You know, and think about flavor trends. We know all about that. And so, I see a world of innovation opportunity, whether it is a small growing brand, like think about Cholula or Frank’s RedHot or Maille Mustard. Those are really great, high potential brands around the world that we see a lot of growth. And so we see a lot more new penetration. But there’s also innovation opportunities behind brands like Hellmann's, where you’re still going to want to be a loyal user, but it’s also a lot of new flavor opportunities there too.

Dani Burger: What’s sort of the split between like your test kitchen coming up with new stuff versus inorganic acquisitions of finding little small, you know, the kind of small, local hyper-brands? Do those look attractive to bring in new innovation or is it kind of all done in-house?

Brendan Foley: Well, we consider both, actually, as we think about growing the business. It is about growing the brands organically, that’s really important, it’s also important to grow through volume. And sometimes there are opportunities where you see brands like we did with Cholula a couple of years ago. We thought this brand has the ability to take off globally. It has to be in our portfolio.

Matt Miller: What’s next? I mean would you, you want scale, you want more SKUs. Do you go after J.M. Smucker cause Jif Peanut Butter goes amazingly well with Hellmann's mayonnaise.

Brendan Foley: We’re really focused, very exclusively, and that’s why I think it’s really the most important part of this combination is we’re dedicated to flavor. We’ve been very, very focused on that.

Dani Burger: Just very quickly, because we’re almost out of time, one of the things that has been remarkable about this very tense geopolitical moment that we’re living in is that kind of the price of everything is dependent off energy, including plastics. What has that done to you? Packaging getting more expensive because of what’s happening in the Middle East?

Brendan Foley: Well we’re certainly watching that closely and the price of oil obviously affects a lot of that. We’re finding a way to work through that. You know, and every company is trying to find a way to make sure we work through that. But this is one where we have to think about value at shelf. Making sure we also find other ways to offset those input costs. And that’s the way we’re dealing with this current situation.

Matt Miller: Brendan great having you on the program. Hope we can get you back on. And if you ever need anybody in your innovation kitchen, I’d be happy to join you.

Dani Burger: It is going to be all mayo and peanut sandwiches.

Matt Miller: Try it, try it, I’m telling you. Brendan Foley, Chairman and CEO of McCormick.